Exhibit 99.1

.	FLIR Systems, Inc.	FLIR	Acquisition of ICx Technologies Inc by FLIR Systems Inc Call	Aug. 16, 2010
	Company▲	Ticker▲	Event Type▲	Date▲

The tender offer (the “Offer”) described in this transcript for all of the outstanding shares of common stock of ICx Technologies, Inc. (“ICx”) has not yet commenced. FLIR and its wholly-owned subsidiary Indicator Merger Sub, Inc. (“Indicator Merger Sub”) intend to file a Tender Offer Statement on Schedule TO (including an Offer to Purchase, Letter of Transmittal and related tender offer documents, the “Tender Offer Documents”) with the Securities and Exchange Commission (the “SEC”). This transcript is for informational purposes only and does not constitute an offer to purchase, or a solicitation of an offer to sell, shares of common stock of ICx, nor is it a substitute for the Tender Offer Documents. Investors and ICx stockholders are strongly advised to read the Tender Offer Documents, the related Solicitation/Recommendation Statement on Schedule 14D-9 that will be filed by ICx with the SEC, and other relevant materials when they become available, as they will contain important information.

Investors and ICx stockholders can obtain copies of these materials (and all other related documents filed with the SEC) when available, at no charge on the SEC’s website at www.sec.gov. Copies can also be obtained at no charge by directing a request to Indicator Merger Sub at FLIR Systems, Inc., 27700 SW Parkway Avenue, Wilsonville, Oregon 97070. Investors and ICx stockholders may also read and copy any reports, statements and other information filed by FLIR, Indicator Merger Sub or ICx with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

MANAGEMENT DISCUSSION SECTION

Operator: Good morning. My name is Rebecca and I will be your conference operator today. At this time I would like to welcome everyone to the FLIR Systems Acquisition Conference Call.

I’ll now turn the call over to Mr. Tony Trunzo, Senior Vice President of Financial and Chief Financial Officer of FLIR Systems. Sir, you may begin.

Anthony L. Trunzo, Senior Vice President, Finance and Chief Financial Officer

Thank you, Rebecca and good morning everyone. Before we begin the conference call, I need to remind you that other than statements as to historical facts, the statements made on this conference call are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and are based on our current expectations. Words such as expects, anticipates, intends, believes, estimates, and variations of such words and similar expressions are intended to identify such forward-looking statements.

All of these statements are subject to risks and uncertainties that could cause actual results to differ materially. Please refer to the press release we issued earlier today for a description of factors that could cause actual results to differ materially from those forecast. The forward-looking statements we make today speak as of today, and we do not undertake any obligation to update any such statements to reflect events or circumstances occurring after today.

Let me now turn the call over to Earl Lewis, Chairman and CEO of FLIR Systems. Earl?

Earl R. Lewis, Chairman, President and Chief Executive Officer

Yeah. Thank you, Tony. Tony took over Wit’s job because he is on a plane heading east this morning. It’s a temporary assignment, I assure you all. I would like to thank you for joining us. This morning we announced that we had entered into a definite merger agreement to acquire ICx Technologies for an aggregate cash purchase price of $274 million or approximately 247 million net of ICx’s anticipated cash balances. We are pleased to announce this compelling transaction as it presents a unique opportunity to add ICx’s leading threat detection technologies to FLIR’s product portfolio and to leverage FLIR’s global infrastructure to reduce costs and drive our growth.

I’ll spend a few minutes discussing the rationale for this transaction and then we’ll allow some time for questions. ICx is a leading provider of advanced sensing products for homeland security, force protection and infrastructure applications. ICx has significant expertise in developing these advanced sensors for chemical, biological, radiological, nuclear and explosive detection. This is commonly referred to as CBRNE. They have a robust IP portfolio in the threat-detection technologies as well as important relationships with key governmental organizations responsible for development of this technology and they have a proven ability to convert government-funded R&D into commercial products.

In addition, they have competed for and won many high profile government programs. They target the portable handheld segment of the threat-detection market, developing products that are smaller, lighter, and more cost effective than their competitors. Examples of these products include the Fido line of handheld explosive detectors and identiFINDER lines of handheld radiation detectors.

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These products are complementary to FLIR’s products and we believe ICx is well positioned in their markets as governments are increasingly focused on homeland security. In addition to its threat detection business, ICx also has a surveillance business offering infrared cameras, advanced radars and integrated platform solutions.

We plan to integrate our infrared cameras with ICx’s radars and platform solutions in order to develop world class integrated solutions for our customers worldwide. We will also look to utilize the radars in other applications that are synergistic with FLIR’s products. We are focused on effectively integrating ICx to achieve our continued financial objectives, notably by eliminating redundant publicly company costs, integrating ICx’s business processes into FLIR’s, adding FLIR’s thermal imaging products to ICx’s integrated platform solutions, leveraging FLIR’s global distribution to expand ICx sales and offering total solutions to our customer.

We are able to fund this transaction with available cash resources while preserving significant liquidity at FLIR. We expect the transaction to be neutral to 2010 earnings excluding onetime charges and transaction costs and accretive in subsequent years.

ICx will report to our GS business unit, headed by Bill Sundermeier who is on the phone with Andy or with Tony rather and we’ll be taking your questions in just a minute. We’re excited about the opportunity to add ICx and we intend to work diligently towards consummation of the transaction.

With that operator, Rebecca, we’d open for any questions.

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QUESTION AND ANSWER SECTION

Operator: [Operator Instructions]. And your first question comes from Brian Gesuale with Raymond James [Raymond James & Associates].

<Q – Brian Gesuale>: Hey, good morning guys.

<A – Earl Lewis>: Hi Brian.

<Q – Brian Gesuale>: Wondering if you could talk to us a little bit about the margin structure at ICx and maybe some of the planning and timing of expanding those margins there once you incorporate them into FLIR’s overall business.

<A – Earl Lewis>: Sure.

<Q – Brian Gesuale>: And maybe how long that would take?

<A – Earl Lewis>: Yeah, the margin there is a really sort of bifunctional almost. They have a good percentage of their business – I don’t know what percent but we could look at up – is involved in R&D work for the government at very slim margins. The other half of their business or more actually is products at very good margins. So it’s really a significant difference and we’ll probably try to adjust that mix a little bit to increase the product side of their business and not have quite as much of the government R&D as a percent of their total.

They also have some integration work that they do that historically hasn’t been very good margin because they’ve had to buy a lot of product outside. Some of that product we’ll be able to provide ourselves. So there is opportunities for margin improvement, you ask me when, it will be a gradual effect. It won’t happen overnight. But as I said earlier, we expect this transaction will be accretive. It certainly will probably reduce our margins in the short run.

<Q – Brian Gesuale>: Okay, terrific. And just one final question and then I’ll jump out. I may have missed this. What’s the breakup fee?

<A – Earl Lewis>: Tony, what was the total?

<A – Anthony Trunzo>: Breakup fee is 8.2 million, Brian, approximately 3% of the transaction amount.

<Q – Brian Gesuale>: Okay. Thanks so much guys.

<A – Anthony Trunzo>: Yep.

Operator: And your next question comes from the line of Michael Lewis [BB&T Capital Markets].

<Q – Michael Lewis>: Thank you for taking my questions. And Earl, if you look at the ICx’s projected consensus estimates for calendar year ‘11, it’s implying revenue of 245 million with a consensus EPS estimate of $0.40. So I guess my question is, when we look at accretion and we are looking at the magnitude of the intangibles moving through your P&L over the next two or three years, what should we expect with regard to bottom line accretion of this transaction?

<A – Earl Lewis>: Tough question, really tough question. I don’t know if I want to forecast that right now. We need to do a lot more studying on this. We – being accretive, we are pretty sure of that, that’s not an issue. One of the big issues for us is how much of that research and development work that they are doing, Mike, is going to be transportable into products in the short run and the longer run. That’s a bit of an unknown until we study it a lot more in-depth. Accretive for us is not a big barrier because the interest we have been receiving on our money is hardly any. Making this business profitable, it will be profitable. Your question of how profitable still remains to be seen.

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<Q – Michael Lewis>: Yeah, I think that you pretty much answered. So you are definitely going to see some accretive, it’s not going to be marginal accretion, should be somewhat material to the current expectations out there in fiscal year ‘11 and this should provide you some upward lift and at least that’s my opinion. It sounds like that would be your opinion as well?

<A – Earl Lewis>: That will be our plan absolutely.

<Q – Michael Lewis>: Okay. Thank you so much.

<A – Earl Lewis>: Yeah. Thanks, Mike.

Operator: Your next question comes from the line of Noah Poponak with Goldman Sachs.

<A – Earl Lewis>: Hi Noah.

<Q – Noah Poponak>: Hi, good morning.

<A – Earl Lewis>: Good morning.

<Q – Noah Poponak>: Can you guys talk about from a higher level when you look at deals and you look at this deal, how much do you think about just the business in isolation versus thinking about the end markets, because it would seem one could make the case that you’re sort of moving a little bit out of one of the bigger positive bullets in the FLIR story, that being the balance sheet, into at least what we hear is one of the bigger concerns and that being a business currently heavily weighted towards government. So, how do you think about that end market mix and the growth prospects of government versus commercial versus just looking at the business in isolation?

<A – Earl Lewis>: Sure, yeah good question. We – a fair question probably deserves a lot longer answer than we’re going to be able to provide here. But, as an overview, if you look at our government business without the RAID programs, it’s been growing at a very remarkable 20, 22% something like that over the last five years.

I believe that if you isolate the products in this particular portfolio, you’ll see they have a pretty close to that growth rate over that period of time. To expect a business that is involved with security and with border applications and with homeland defense over the next five years to have good growth i.e. double-digit growth and – is very reasonable in my opinion.

To contrast that with commercial, I would have to say as we’ve said right along, we think the commercial business will grow faster over the long term than our government business. It does not mean that the government business is not a good business or won’t produce terrific results on the balance sheet as well, because we suspect it will. This business should spin off cash next year.

<Q – Noah Poponak>: Okay. And in thinking about this deal in isolation, would you categorize the strategy here or why you like this more the price you are getting which looks pretty reasonable or the just the collection of assets itself that’s really why you are doing it?

<A – Earl Lewis>: Price is not the number one factor in doing something like this at all. It’s a factor of course, but I’ve always been a firm believer that if you pay a little more or little less in the long run, it didn’t going to matter match what the end result is for the business or how it performs. In fact, I doubt there is much correlation when all is said and done. I mean you want to be – you want to negotiate hard and you want to get the best price. But that isn’t the reason for this transaction at all. The reason for this transaction is that the technology’s varied, if you will, in this business are excellent.

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We’ve confirmed that as every which way we can. They have done a terrific job in cultivating the government customer to provide them with research and developments funds, we haven’t. We can learn from that. We can also learn from the fact that these people have developed and are developing some very advanced sensors. And advanced sensors are what it’s going to be all about in the long run.

And this gives us a very big portfolio of additional sensors to add with ours, so that complete solutions can be available. Almost every system that’s sold into security applications for the government today ends up with a radar with it. They have a terrific radar system. That is additive to us just like when we bought a laser company, most of our systems end up with lasers as well. Radar and laser, radar and infrared go together hand-in-hand in many applications.

When it gets to the chemical, nuclear and these other detection methods, I believe that they are all going to be integrated into various sensor systems that go on vehicles, go on border patrols, go on towers and to have that complete suite of technology and not try to develop it ourselves, very worth the price we paid.

<Q – Noah Poponak>: Okay. Thanks a lot.

<A – Earl Lewis>: Okay.

Operator: Your next question comes from the line of Jim Ricchiuti with Needham.

<Q – James Ricchiuti>: Good – Earl I wonder if you can comment a little bit about your outlook for ICx for the balance of 2010? And then I just have a follow-up question and maybe it ties into the 2011 outlook for the business. Maybe you can comment a little bit about your confidence in their major programs, notably something like J2?

<A – Earl Lewis>: Well yeah, J2 is of course a major program and everything we have been able to discern is that will go forward. We are certainly not buying the company based on J2 though. That’s a program we hope to win, hope to continue to win is I guess is better put and could be a very, very significant added factor to our performance over the next two or three, four years but we are not buying it on the J2 program or any other program for that matter, frankly.

If I was to rate the reasons here, the first reason in my mind is the product suite and that product suite we believe is terrific. They have as you know, they have got some infrared products, some of them were okay. Some of them need work. They have mass spectrometry products. They have products to measure radiation. They have products to measure explosive and explosive devices at distances. They have products to measure chemicals and liquids. They have products to disperse and to kill certain kinds of chemical warfare or bacterial warfare.

Their product suite is rather amazing and we think we can make something out of that, along with our products as well. And I do think that there is commonality in some respects relative to our customer base and relative to our customers are going to want over the long run with this kind of product suite.

<Q – James Ricchiuti>: And Earl, just with respect to the second half revenues?

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<A – Earl Lewis>: The second half should be much better than the first half. They – I haven’t actually read their announcement which I think is out this morning but clearly their first half didn’t ship a number of things that should have shipped, it seems. So, we would suspect that they would have a much better second half.

<Q – James Ricchiuti>: Any plans for their commercial solutions portion of their business which as I look at their product portfolio, maybe that’s the area that might not be as strategic for you guys?

<A – Earl Lewis>: Which ones do you define as commercial there? We think there are about 90 or 80 some odd percent, if you thinking about the transportation business...

<Q – James Ricchiuti>: Yeah.

<A – Earl Lewis>: Yeah, we’re going to have to look hard at that. We will look very hard at that business, that – I understand your concern there and we have one as well. We need to really understand what that would do for us.

<Q – James Ricchiuti>: Okay. Thanks very much.

<A – Earl Lewis>: Okay, Jim.

Operator: Your next question comes from the line of Tim Quillin with Stephens Inc.

<A – Earl Lewis>: Good morning, Tim.

<Q – Tim Quillin>: Good morning. How are you, Earl?

<A – Earl Lewis>: I’m fine, thanks.

<Q – Tim Quillin>: Maybe if you could just give us a better sense of how the – this – the CBRN sensors are complementary with your existing business, and is there any examples you could give us of integration of those sensors to target a specific program?

<A – Earl Lewis>: Well, when we get into specific programs, I should let Bill talk about that. And I guess I will and then come back in a minute. I hate – I don’t like talking about specific programs, Tim, but Bill do you have a comment?

<A – William Sundermeier>: Sure. I’m not going to mention a specific program but I see a lot of synergies for us, as Earl mentioned, when it comes to putting their CBRNE sensors on vehicles where we are already paying for vehicle platforms with long range, infrared visible sensors. They are adding their systems to vehicles for doing detection out in the field as well. Some of those include standoff detection long range and putting some of these sensors in gimbal place, excuse me, gimbal platforms is certainly potential we see some of those being developed in the future.

So when it comes to vehicles, there are synergies as well as when it comes to border security applications, embassy security applications, high asset structure, all of those are now moving from not only visible and infrared solutions for protection but other solutions that could help contain CBRNE, different kinds of contaminants. So we’re looking at all sorts of programs, where DHS is concerned not only about the visible security but then the biological, radiological security as people pass through checkpoints.

<Q – Tim Quillin>: Okay. And just in general, would you consider this acquisition to be broadening your focus or do you consider it within your current focus?

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<A – Earl Lewis>: I think it’s within our current focus in many regards, with perhaps the exception of the commercial business that was just pointed out. The balance I think fits very neatly into many of the things Bill and his team are working on.

<Q – Tim Quillin>: Okay. And why now? ICx has been around and I think potentially for sale for a while, why now? Thank you.

<A – Earl Lewis>: Yeah, Tim, because just like you said, they wanted to sell the business and we wanted to buy it and when those two things come together, that’s why now. I can’t really explain to you why they wanted to sell it. 60 some odd percent is owned by Wexford. Whatever their motivation was for selling at this point, I obviously don’t know, but I do know our motivation for buying it, given that we judged it as a very good property to own and be part of FLIR.

<Q – Tim Quillin>: Okay, great. Thank you very much.

<A – Earl Lewis>: Sure, Tim.

Operator: Your next question comes from the line of Jeff Kessler with Imperial Capital.

<Q – Jeffrey Kessler>: My question was answered, thank you.

<A – Earl Lewis>: Okay. Thank you.

Operator: Your next question comes from the line of Brian Ruttenbur with Morgan Keegan.

<Q – Brian Ruttenbur>: Thank you very much. I got a couple of questions. First of all about J2, what percentage of the revenue in 2011, I’m sure you guys have looked at this, will be J2?

<A – Anthony Trunzo>: Yeah, Brian, Brian, we’re not really in a position to offer 2011 forecast at that level of detail for ICx at this point.

<Q – Brian Ruttenbur>: I mean is there – can you say that the majority of their growth is going to be because of J2 or -?

<A – Anthony Trunzo>: I can – we can say that the majority of the growth won’t be J2, but beyond that, I don’t think we’re in a position to really comment in detail on their 2011.

<Q – Brian Ruttenbur>: Okay. So is J2 – stated another way, is J2 then getting stretched out because J2 was supposed to be $100 million a year starting in 2011 and if that’s not – because that would then be a dramatic, with a 200 million revenue company, you lump 100 million on top of that, that would be the majority of that growth. So, it appears then J2 is getting stretched.

<A – Anthony Trunzo>: Yeah. Again, I think we’ll be more in a position to comment about our financial expectations for their business with some granularity upon consummation of the transaction.

<Q – Brian Ruttenbur>: Okay. And in the third quarter, what kind of charges are you going to book? You said there are ex-charges you would be – it would be a wash and then it would be accretive, what kind of charges?

<A – Anthony Trunzo>: We’ll have...

<A – Earl Lewis>: I don’t know what that...

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<A – Anthony Trunzo>: I’m sorry, go ahead, Earl.

<A – Earl Lewis>: Rough idea of what the total number is, is that -?

<Q – Brian Ruttenbur>: Yeah, I mean five million, eight million, two million, two to eight?

<A – Earl Lewis>: Yeah, that’s a good range. I think it might be a little bit more, but I don’t think much more.

<Q – Brian Ruttenbur>: Yeah, more than 8?

<A – Anthony Trunzo>: Brian, just to be clear, the – again the transaction isn’t going to close until Q4.

<Q – Brian Ruttenbur>: I’m sorry, that’s what I meant was Q4 not Q3.

<A – Anthony Trunzo>: Yeah, okay. We will have some expenses in Q3 that will associated with the transaction that we’ll identify for you but any reserves that we would take would come in Q4.

<Q – Brian Ruttenbur>: Okay. And then are there any tax benefits that you would receive with acquiring ICx, would that help you at all on the bottom line?

<A – Earl Lewis>: Yes, yes.

<Q – Brian Ruttenbur>: So, do you anticipate lowering your tax rate then in 2011 because of this?

<A – Earl Lewis>: Well, it’s the tax – the loss carryforwards will help cash but I don’t think it’s going to tax the rate.

<Q – Brian Ruttenbur>: Right.

<A – Anthony Trunzo>: Yeah.

<Q – Brian Ruttenbur>: The cash?

<A – Anthony Trunzo>: The benefit will be cash, it won’t be [inaudible]...

<A – Earl Lewis>: There definitely is a cash benefit.

<Q – Brian Ruttenbur>: Okay. And then I guess, the last question, this was hit upon slightly already but I want to just drill down a little bit on plans for cuts. ICx as you know has been a put together that has grown rapidly and was treated as kind of a dot-com where they grew revenue as fast as they could without thinking about costs. Can you talk about some of your plans? Are you going to consolidate factories, is it going to be something internal that you are going to do, keeping the same factories? What are your basic outline of plans?

<A – Earl Lewis>: Well, when you just step back from it and you look at it, there is clearly a lot of facilities with relatively small numbers of people at each of those facilities. Depending on the programs and how profitable those programs can or cannot be, we’ll have to look at the viability of each of them which we’ll do. But to forecast right now what we’ll do – again, let me come back. They have very good gross margin products. If you just look at their products, they are solid, they represent, I believe, terrific margins and they are well done.

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FLIR Systems, Inc.	FLIR	Acquisition of ICx Technologies Inc by FLIR Systems Inc Call	Aug. 16, 2010
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You couple that with the research contracts they have that are at very, very low margin and the blend is what you see. I think as I said before, we’ll shift, hopefully increase the product side of the business by some of the R&D they are doing today coming into products, some of it we may not continue with. But clearly, we want to increase their product sales, which are at very good gross margins and good profitability and study what we can do regarding their contractual R&D which is many of these smaller sites.

<Q – Brian Ruttenbur>: The last question I have is about the Fido product with the TSA. Have you gotten any clarity on if that’s going to be an area of growth for you guys?

<A – Earl Lewis>: We believe it will be, yes.

<Q – Brian Ruttenbur>: Okay, do you have a timing on that?

<A – Earl Lewis>: No.

<Q – Brian Ruttenbur>: Okay. Very good. Thank you very much.

<A – Earl Lewis>: Okay.

Operator: Your next question comes from the line of Jonathan Ho with William Blair.

<Q – Jonathan Ho>: Good morning. Just a quick question in terms of distribution channel leverage. Can you talk about what you see as the opportunity there? And where on the commercial side do you see opportunity to sell this because I think you guys mentioned on the prepared comments -

<A – Earl Lewis>: Jonathan, I’m sorry, the two questions, the second one was your...

<Q – Jonathan Ho>: The first question was distribution channel leverage, where do you see the opportunity to cross sell? And in terms of the commercial opportunity, where do you see the opportunity to cross sell these products specifically?

<A – Earl Lewis>: The commercial side again, that’s referred to as transportation since I guess [inaudible]. We don’t really know what we are going to do with that business to be perfectly honest, that’s not our expertise. It’s more consulting, contractual type work. We’re just going to have to look at that very hard. As far as cross selling, et cetera, the total exports of this business, what is it, 5% of their total turnover.

<A – Anthony Trunzo>: Yeah, it’s tiny.

<A – Earl Lewis>: Pardon me.

<A – Anthony Trunzo>: It’s quite small, yeah, it’s single digits.

<A – Earl Lewis>: Our government business is in the 40s and growing. We think there is an awful lot of opportunity in that regard. And we’ll have to figure out exactly how to do it which is always the trick, but I do think there is a very good opportunity in that regard. There is many nations who are interested in homeland security and concerned about some of these threats that can be detected with their equipment. We run into that a great deal when we’re selling to borders and other activities internationally.

So I think the international side, from a distribution standpoint, clearly stands out. When we get into all of their smaller divisions, we are going to have to understand better how they distribute their products and see what advantages there may be and may not be in the United States “better” distribution possibilities. But international stands out from afar if you will.

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<Q – Jonathan Ho>: Okay. And can you talk a little bit about the new management sort of opportunity here, are you going to be putting in somebody that’s currently in the GS division and just what are your thoughts in terms of very short term improvements there?

<A – Earl Lewis>: Short term, we do not have any plans of putting in someone from the GS. Colin is doing what we think is an admirable job right now. We think he could use maybe a little help which we plan to provide but we don’t see a major change in that top management if you will. The additional costs and work that’s done at their headquarters, we’ll have to look at very hard and see what we want to keep there. They are as we mentioned a public company that won’t have those costs associated with it sometime in the future, starting end of the year.

<Q – Jonathan Ho>: Got it. Thank you.

Operator: Your next question comes from the line of Michael French with Morgan Joseph.

<A – Earl Lewis>: Hey, Michael.

<Q – Michael French>: First question is, did you look at other assets in this space before you decided to pursue ICx?

<A – Earl Lewis>: Sure, Tony and the team have been looking at other assets for a long time. We also benchmarked against other companies with two sets of outside consultant type people, if you well, relative to ICx’s capabilities, their technology, where they stood in the market for each of their products and we went into detail with those consultants regarding competitors and competitors’ products. And came away from that analysis believing that ICx was the leader in many of the products that they provide. That doesn’t mean there weren’t other people, but we have had opportunities to look at many companies over the last three or four, five years, it’s not always that they are available.

<Q – Michael French>: Okay. I guess a question for Bill on the CBNRE (sic) [CBRNE] market. It seems the threat environment is something that everybody can understand, that it’s a situation where these kinds of products are very much in need. But at least in the eyes of some, it seems that the government has been slow to actually make purchases and just wondering if you’ll give us a sense of what you see happening in this market and in the US and overseas?

<A – William Sundermeier>: Sure. The government certainly hasn’t been slow in providing R&D support into this space and being able to create – looking to create new products. So the R&D spending that’s been going on in this segment is rather robust. And I look at it as infrared business more than a decade ago where there is a lot of funding going on and some traction in getting sensors out there in the market, but as those technologies became more affordable and can really bridge that gap into getting to all the first responders and getting to price points where it becomes widely affordable, then we started seeing those kind of technologies taking off.

So I think we are still in a leading and adopter phase here, but quickly we’ll transition over the next three to five years to be able to provide products for the military and for all those first responders all around the world. So we are on the beginning of something I think is quite emerging.

<A – Earl Lewis>: Okay. Just to reemphasize that, we didn’t buy this business because we expected it to next quarter do a quick turnaround. These core products are many of them number one in their market and that’s what you have to do. You have to get down deep inside a business like this one and see what’s really in there.

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FLIR Systems, Inc.	FLIR	Acquisition of ICx Technologies Inc by FLIR Systems Inc Call	Aug. 16, 2010
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And when you do, you’ll that find some of their products are clearly number one in markets that have very good potential. Unfortunately, some of that potential, it takes an event to spur the government into action. And so therefore, the growth rate is going to be as I mentioned earlier probably in the 15% or so where people just prepare. And we suspect that that is a sustainable growth rate for their products for their products – the product side.

What’s going to come out of their R&D and their research for the government, my guess is that’s a little bit like an, like people that invest in start-up businesses. You will get one or two that are very successful and seven or eight that just aren’t going to go anywhere and I don’t know, I guess we have a list of the total of these created programs, there’s probably 20 or 30 of them that they are funded to do right now.

And probably only a few of those, one of the things we hope to be able to do is better predict which ones will or will not. What FLIR won’t do is take on a program like that just because we want to pay the bills, [inaudible].

<Q – Michael French>: Thanks Earl and Bill, that was helpful and good luck.

<A – Earl Lewis>: Okay.

Operator: Your next question comes from the line of Josephine Millward with Benchmark Company.

<Q – Josephine Millward>: Earl, good morning, Tony. Hello, Bill.

<A – Earl Lewis>: Good morning.

<A – Anthony Trunzo>: Good morning.

<Q – Josephine Millward>: ICx has had a long-term growth target of 20 to 30% for their core market. I think you just said you were looking for about 15% growth. So are you being conservative or has something changed?

<A – Earl Lewis>: No, we hope we are being conservative.

<Q – Josephine Millward>: Okay. Also the company has been down selected for border protection’s mobile surveillance capability systems. Does this mean that you’ll be partnered with ICx on this bid?

<A – Earl Lewis>: Well, it means when we own them we’ll...

<Q – Josephine Millward>: You’ll be ICx.

<A – Earl Lewis>: Yeah, yeah, their partner, right.

<Q – Josephine Millward>: That’s great. And it seems like, so does this mean with this acquisition you are moving more into systems integration because I know that a capability that you have been looking to add to – will you be bidding more as a prime with systems integration capability?

<A – Earl Lewis>: Well it certainly can move us up that channel, that’s true, there is no question and we hope to be able to do just what you say, provide more of a total solution, where infrared is clearly part of that solution. And I do think that, that with these other technologies, that it affords us a chance to take a bigger part of that pie. As you know, they provide the entire tower, for example.

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<Q – Josephine Millward>: Right, right. And can you talk a little more about their radar technology. I – my understanding is it’s very well liked by the military and I think they specialize in short range radar. Can you talk about the competitive landscape there and how you are positioned?

<A – Earl Lewis>: I can’t, maybe Bill can?

<A – William Sundermeier>: Sure. Well their radars are fantastic and as they have gone into this FMCW technology, we won’t go into exactly how that all works, but that technology allows them to see very slow moving targets and have very, very high resolution and accuracy and where the target is at.

So for us, as an integrated platform, imagine where you have this new technology that can detect that person who is crawling or somebody coming through the bushes and being able to slue our camera solutions to that target. And this tightly coupled integration to me is big future in the fact that we are getting a lot of sensors on the battlefield and a lot of sensors around forward operating bases and being able to have that tightly coupled integration really cuts down on the operator workload.

And these kinds of tightly coupled integrations in the future are to me what’s going to happen with these security systems, whether its network to CBRNE solutions that could be outposts to uncooled sensors that are around an FOB as well and we’d like to see them also take that radar technology and make it into some lower cost solutions to make integrated solutions at the uncooled, low end of the market as well.

<Q – Josephine Millward>: That’s helpful, Bill. On that subject, the CBRNE market that’s different from your traditional infrared business. Can you talk about how you’re going to leverage your existing sales and distribution to grow that market and you’re moving more into security, it sounds like you view that as part of your package. I mean if you can talk a little more about that?

<A – William Sundermeier>: Sure. Well, definitely our market has been in the security space. We have certainly pushed a lot of infrared cameras and visible cameras into the security space and where there’s growing overlap of course between those customers that we’re approaching with our visible solutions into other detector solutions.

So we’re starting to see that we’re calling on similar customers especially in the countries worldwide in the DHS arena and certainly our international capability is going to make their channel stronger or our channel taking on their products should make this much more interesting program moving forward. So our expertise, as Earl had mentioned, where 40% plus of our business is international, we look forward to taking those products and our methodology for approaching international business and growing them.

<Q – Josephine Millward>: Fantastic. Thank you.

<A – Earl Lewis>: This will be one less company to cover.

Operator: Your next question comes from the line of Randy Gwirtzman with Baron Capital.

<Q – Randy Gwirtzman>: Hey, good morning guys.

<A – Earl Lewis>: Hi, Randy.

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<Q – Randy Gwirtzman>: I just wanted to ask you guys, not in so much detail because I know you guys don’t like to get into individual contracts, but I know that you guys have some common programs that either you’ve been working together on or maybe bidding against each other on including some border security programs and forward operating base protection programs. How does that look going forward and how are you guys positioned in terms of some of the more important programs going forward in the bidding process? Specifically, I guess I’m thinking about G-BOSS.

<A – Earl Lewis>: Randy, we really haven’t competed with them as such. They’ve actually used some of our infrared cameras for their towers they built and I don’t – I wouldn’t call them a competitor.

<Q – Randy Gwirtzman>: Could you guys...

<A – Earl Lewis>: Go ahead, I’m sorry.

<Q – Randy Gwirtzman>: I’m sorry Earl?

<A – Earl Lewis>: No, finish up, Randy.

<Q – Randy Gwirtzman>: I was just going to say, does it give you a competitive advantage going forward in some of the programs that are important to you in terms of having the – I guess under one roof and the ability to maybe more tightly integrate some of the new technologies to your infrared cameras?

<A – Earl Lewis>: Gosh yes. I mean we have internally, at FLIR today, developed a number of detectors that are used only in our cameras so to speak and I mean by that is laser illumination – it’s not really a detector, but it is in some ways – some of these other things that we have that we build into our systems, low light cameras for example and I could probably think of three or four more given some time.

Those are different detection means. This expands our ability. We integrate them all today in a gimbal and we backward integrated that gimbal so now that all the technology in the gimbal, we essentially have internally. This gives us additional types of sensors that go around the gimbal or maybe even could be integrated to some extent within gimbals someday.

A gimbal though as we refer to it is also a tower. A tower has two or three or four sensors on it and they make towers with multiple sensors on them. I see this as very compatible with our thinking as a company. Customers want more and more technology in smaller and smaller packages and they want it to do more and more things and they want it all integrated and they want it to give them an answer. And this allows us to do a lot more of that and I think we’ll do it as good as anybody else can given the fact that, that we know and control the technology and the integration of that technology ourselves.

<Q – Randy Gwirtzman>: Great. And just last question, Earl, in terms of the IP that’s within the ICx portfolio. Is it – do these guys operate on a commercial off-the-shelf kind of model the way you guys do or is the IP more – is it mostly government-funded and to the extent that it is, what ownership rights does ICx have kind of versus [inaudible].

<A – Earl Lewis>: Very perceptive question of course and very perceptive and one of the things that we did paid very close attention to during our due diligence and we believe for almost all of their programs, they control that technology and they have the rights to it and they will be able to go out and sell it on a cost basis or on a military qualified basis. But our due diligence says that they own the technologies they are developing today even though the government is paying certain amounts of money for them.

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<Q – Randy Gwirtzman>: Great, that’s really important. Thank you very much guys. Congratulations.

<A – Earl Lewis>: You got it, thank you.

Operator: At this time, we have no further questions.

Earl R. Lewis, Chairman, President and Chief Executive Officer

Okay. Well, thank you all. We appreciate your interest in our company and your spending 45 minutes with us this morning. You’ll hear a lot more about this in the next month. The one question I expected to be asked wasn’t and that was, how do you do this and Raymarine and my simple answer to it is that Andy is working on Raymarine and Bill’s going to work on ICx. Raymarine is coming along just fine, in some way a lot easier than ICx will be. But thanks and we’ll keep you posted on how we are going.

Operator: Thank you for participating in today’s conference call. You may now disconnect.

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